UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

marchFIRST, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
566244109

(CUSIP Number)
December 31, 2000

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    /x/      Rule 13d-1(c)

    / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      566244109     13G   Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Name: Robert F. Bernard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	/ /
		(b)	/ /
Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

		5.	SOLE VOTING POWER
NUMBER OF SHARES			12,869,461
BENEFICIALLY

OWNED BY		6.	SHARED VOTING POWER
EACH
0
REPORTING

PERSON WITH		7.	SOLE DISPOSITIVE POWER
12,869,461

		8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,869,461

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%

12.	TYPE OF REPORTING PERSON*
IN

CUSIP No.      566244109     13G   Page 3 of 6 Pages

Item 1(a)	Name of Issuer:
marchFIRST, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:
311 South Wacker Drive Suite 3500 Chicago, IL 60606-6618
Item 2(a)	Name of Person Filing:
Robert F. Bernard
Item 2(b)	Address of Principal Business Office:
311 South Wacker Drive Suite 3500 Chicago, IL 60606-6618
Item 2(c)	Citizenship:
U.S. Citizen
Item 2(d)	Title of Class of Securities:
Common Stock, par value $.001 per share
Item 2(e)	CUSIP Number:
566244109
Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act;
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.      566244109     13G   Page 4 of 6 Pages

	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/
Item 4	Ownership:
(a)	Amount beneficially owned:
12,869,461 shares (which includes 222,239 shares which Mr. Bernard has the right to acquire within 60 days of December 31, 2000 pursuant to the exercise of stock options held by Mr. Bernard).
(b)	Percent of Class:
7.9%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:
12,869,461
	(ii)	shared power to vote or to direct the vote:
0
	(iii)	sole power to dispose or to direct the disposition of:
12,869,461
	(iv)	shared power to dispose or to direct the disposition of:
0

CUSIP No.      566244109     13G   Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable
Item 8	Identification and Classification of Members of the Group:
Not Applicable
Item 9	Notice of Dissolution of Group:
Not Applicable
Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.      566244109     13G   Page 6 of 6 Pages

    After reasonable inquiry and to the best of its knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2001
/s/ ROBERT F. BERNARD Robert F. Bernard